1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
  and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
July 27, 2007
Mr. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, DC 20549

Re:	Hess Corporation (the “Corporation”) Form 10-K for Fiscal Year Ended December 31, 2006 Response Letter Dated July 2, 2007 Commission File No. 1-1204
Dear Mr. Schwall:
     Thank you for your letter of July 13, 2007. Enclosed are the responses to your comments. For your convenience, our responses are keyed to the numbered comments in your July 13, 2007 letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Engineering Comments
Business and Properties, page 2
Exploration and Production, page 2 and MD&A, page 20
1.	We have reviewed your response to prior comment seven of our letter dated June 19, 2007. Instruction 3 to Item 102 indicates that you should provide material information about reserves as well as production. For the locations for which you have provided such information about production, provide reserves information as well.
➢	Relevant portions of Instructions 1 and 3 are excerpted below.

“...1. What is required is such information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities by the registrant. Detailed descriptions of the physical characteristics of individual properties ...are not required and shall not be given...”
“...3. In the case of an extractive enterprise, material information shall be given as to production, reserves, locations, development and the nature of the registrant’s interest. If individual properties are of major significance to an industry segment:
A. More detailed information concerning these matters shall be furnished; and...”
The Corporation complied with the instructions to Item 102 by providing material information on proved reserves in the Business and Properties section of its 2006 Form 10-K. The geographic areas presented were the same areas used in the Supplementary Oil and Gas Data required by SFAS 69. Following are the Corporation’s reserve disclosures from the Business and Properties section on page 2 of the 2006 Form 10-K:
“The Corporation’s total proved reserves at December 31 were as follows:

	2006	2005
Crude oil and natural gas liquids (millions of barrels)	832	692
Natural gas (millions of mcf)	2,466	2,406
Total barrels of oil equivalent* (millions of barrels)	1,243	1,093

*	Reflects natural gas reserves converted on the basis of relative energy content (six mcf equals one barrel).
Of the total proved reserves (on a barrel of oil equivalent basis), 14% are located in the United States, 36% are located in Europe (consisting of reserves in the North Sea and Russia), 25% are located in Africa and the remainder are located in Indonesia, Thailand, Malaysia, and Azerbaijan. On a barrel of oil equivalent basis, 40% of the Corporation’s December 31, 2006 worldwide proved reserves are undeveloped (42% in 2005). Proved reserves at December 31, 2006 include 26% and 56%, respectively, of crude oil and natural gas reserves held under production sharing contracts.”

In addition to the reserve disclosures, tabular information on production for the same geographic areas was provided in the Form 10-K. The Corporation supplementally provided country level production data to facilitate the reader’s understanding of the Corporation’s future profitability and cash flow in the near-term. The country level production information was also furnished to “reasonably inform investors as to the ...productive capacity and extent of utilization of facilities” and not because it met the material information requirement.

Therefore, we do not believe that presenting additional reserve information by country or field is required. We continue to believe that the description of our business and properties meets the requirements of instructions 1 and 3 of Item 102. However, the Corporation agrees to provide a tabular presentation of reserves in the Business and Properties section in future filings beginning with the 2007 Form 10-K, as follows:

	Crude Oil				Total Barrels of Oil
	and Natural Gas Liquids		Natural Gas		Equivalent (BOEs)*
	(millions of barrels)		(millions of mcf)		(millions of barrels)
	2006	2005	2006	2005	2006	2005
United States	138	124	236	282	178	171
Europe	340	348	677	715	453	467
Africa	304	165	—	—	304	165
Asia and other	50	55	1,553	1,409	308	290

	832	692	2,466	2,406	1,243	1,093

*	Reflects natural gas reserves converted on the basis of relative energy content (six mcf equals one barrel).
2.	We have reviewed your response to prior comment eight. Please include the enhanced disclosure in an amendment to your 2006 10-K report.
➢	The Corporation believes that the combined presentation of future operating costs and future development expenditures is sufficient for arriving at the discounted future net cash flow information required by SFAS 69. The supplemental information required to be disclosed by SFAS 69 is meant to be read in conjunction with disclosures appearing elsewhere in the financial statements and MD&A. The Corporation already provides historical and certain forward-looking information relating to production costs and capital expenditures in the financial statements and MD&A. However, we have agreed to separately disclose future operating costs and future development costs in determining the standardized measure of discounted future net cash flows in our future filings. Whether future operating and development costs are combined or separately disclosed, there is no effect on the bottom line amount of the standardized measure of discounted future net cash flows. For these reasons, we do not believe that the separate presentation of these two line items is material enough to warrant an amendment to our 2006 Form 10-K.

* * * * * * *
As requested by the Staff, we acknowledge the following:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,
/s/John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Jill Davis Jim Murphy Kevin Stertzel

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